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                              April 1, 2021

       Michael Rolnick
       Chief Executive Officer
       Chain Bridge I
       100 El Camino Real, Ground Suite
       Burlingame, California 94010

                                                        Re: Chain Bridge I
                                                            Registration
Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-254502

       Dear Mr. Rolnick:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 19, 2021

       Principal Shareholders, page 130

   1. Please expand the disclosure in footnote (3) to identify the natural persons who serve as members of the board of
managers.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael Rolnick
Chain Bridge I
April 1, 2021
Page 2

      Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at
(202) 551-
3264 with any other questions.



                                                        Sincerely,
FirstName LastNameMichael Rolnick
                                                        Division of Corporation
Finance
Comapany NameChain Bridge I
                                                        Office of Trade &
Services
April 1, 2021 Page 2
cc:       Jocelyn Arel
FirstName LastName